UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
33766Y100
(CUSIP Number)
DECEMBER 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33766Y100	Page 2 of 5

1.	Name of Reporting Persons Rawleigh Hazen Ralls, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 32,051 (1)
	6.	Shared Voting Power 378,411
	7.	Sole Dispositive Power 32,051 (1)
	8.	Shared Dispositive Power 378,411
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,462 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 5,900 shares which Mr. Ralls has the right to acquire within sixty days of December 31, 2017 upon conversion of certain call options of the Issuer.
(2)
This percentage is calculated based upon 7,430,697 shares of the Issuer's common stock outstanding as of October 31, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q (Commission File No. 814-00830) filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 33766Y100	Page 3 of 5

Item 1(a)	Name of Issuer
Firsthand Technology Value Fund, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices
150 Almaden Blvd., Suite 1250
San Jose, CA 95113

Item 2(a)	Name of Person Filing
Rawleigh Hazen Ralls, IV

Item 2(b)	Address of Principal Business Office or, if none, Residence
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302

Item 2(c)	Citizenship
United States of America

Item 2(d)	Title of Class of Securities
Common Stock, $0.001 par value

Item 2(e)	CUSIP Number
33766Y100

Item 3
Not applicable.

Item 4	Ownership

	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (2)	Sole Dispositive Power (1)	Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class (3)
Rawleigh Hazen Ralls, IV	32,051	32,051	378,411	32,051	378,411	410,462	5.5%

(1)	Includes 5,900 shares which Mr. Ralls has the right to acquire within sixty days of December 31, 2017 upon conversion of certain call options of the Issuer.
(2)
Includes 312,800 shares held by Lacuna Venture Fund LLLP ("Lacuna Venture") and 65,611 shares held by Lacuna Hedge Fund LLLP ("Lacuna Hedge"). Lacuna Ventures GP LLLP ("Lacuna Ventures GP") is the general partner of Lacuna Venture. Lacuna Hedge GP LLLP ("Lacuna Hedge GP") is the general partner of Lacuna Hedge. Lacuna, LLC is the sole general partner of Lacuna Ventures GP and Lacuna Hedge GP. Mr. Ralls is a managing director of Lacuna, LLC and may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture and Lacuna Hedge but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.

(3)
This percentage is calculated based upon 7,430,697 shares of the Issuer's common stock outstanding as of October 31, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q (Commission File No. 814-00830) filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 33766Y100	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person
The members of Lacuna, LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by either Lacuna Venture or Lacuna Hedge in accordance with their ownership interests in Lacuna, LLC.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 12th day of February, 2018.

/s/ Rawleigh H. Ralls, IV
Rawleigh H. Ralls, IV, Individually